Exhibit 3.1

HH&L ACQUISITION CO. (THE “COMPANY”)

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

Extension Amendment Proposal

t is resolved as a special resolution that the second amended and restated memorandum and articles of association of HH&L Acquisition Co. be amended by deleting Articles 51.7 and 51.8 in their entirety and replacing them with the following:

“51.7 In the event that the Company does not consummate a Business Combination on or before August 9, 2023 (the “First-Phase Extended Date”), the Board may, not less than three days prior to the applicable Extended Date (as defined below), up to six times, each by an additional month, for an aggregate of six additional months, until February 9, 2024. In the event that the Company does not consummate a Business Combination on or before the First-Phase Extended Date, or, if the Board has resolved to extend the period of time to consummate a Business Combination beyond the First-Phase Extended Date, as permitted by this Article 51.7, by the applicable Second-Phase Extended Date, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;
(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less tax payable, if any, and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and
(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

For the purpose of this clause 51.7, the period from May 9, 2023 (excluding) to August 9, 2023 (including) is being referred to as the “First-Phase Extension Period,” and each of the one-month extension periods after August 9, 2023 and until February 9, 2024 is being referred to as a “Second-Phase Extension Period.” The last day of each Second-Phase Extension Period is being referred to as a “Second-Phase Extended Date,” with the first Second-Phase Extended Date being September 9, 2023 and the sixth (and last possible) Second-Phase Extended Date being February 9, 2024.

For the avoidance of doubt, in the event that the Company does not consummate a Business Combination on or before the First-Phase Extended Date, and if the Board has resolved to extend the period of time to consummate a Business Combination beyond the First-Phase Extension Period, as permitted by this Article 51.7, the Board may at any time prior to any applicable Second-Phase Extended Date, pass a resolution to terminate such Second-Phase Extension Period, provided that the Company shall have deposited: (A) for the First-Phase Extension Period, the Company shall deposit into the Trust Account the lesser of US$487,500 and US$0.0975 for each public share that is not redeemed as of May 9, 2023 (the “First-Phase Contribution”), and (B) if the Company does not consummate a business combination by the First-Phase Extended Date and the Board elects to extend the period to consummate a business combination beyond the First-Phase Extension Period, as permitted under this Clause 51.7, for each applicable Second-Phase Extension Period, the Company shall deposit into the Trust Account the lesser of US$162,500 and US$0.0325 for each public share that is not redeemed as of May 9, 2023 (each such deposit, a “Second-Phase Contribution”). The First Phase Contribution will be deposited in the Trust Account in three equal installments of US$162,500, on May 16, 2023, June 16, 2023 and July 16, 2023, respectively. Each Second Phase Contribution, if applicable, will be deposited into the Trust Account on (x) with respect to the first Second-Phase Extension Period, August 16, 2023, and (y) with respect to each subsequent Second-Phase Extension Period, the 16th day of the calendar month in which the immediate previous Second-Phase Extended Date falls.

51.8 In the event that any amendment is made to the Articles:

(a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination on or before the First-Phase Extended Date (or, if the Board has resolved to extend the period of time to consummate a Business Combination as described in Article 51.7, by the applicable Second-Phase Extended Date); or

(b) with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued and outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.